EXHIBIT 21.1

Significant Subsidiaries of

Intricon Corporation

Subsidiary	Place of Incorporation

Emerald Medical Services Pte., LTD	Singapore

Hearing Help Express, Inc.	Illinois

Intricon GmbH Vertrieb von Elecktronikteilen	Germany

Intricon, Inc.	Minnesota

Intricon PTE LTD.	Singapore

PT Intricon Indonesia	Indonesia

Emerald Extrusion Services LLC	California